UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

On September 19, 2024, Nova Minerals Limited (the “Company”) entered into a Variation Agreement with Nebari Gold Fund 1, LP (“Nebari”) to amend certain terms of the Nebari loan facility (the “Variation Agreement”). The terms of the Variation Agreement are that, subject to shareholder approval at the Annual General Meeting of the Company to be held in November 2024, the Company will have the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29, 2026 by giving Nebari notice of its option to extend by November 29, 2024 and the conversion price of the facility will be reduced to A$0.25. In addition, the Variation Agreement provides that the financial covenant under the convertible loan facility requiring us to maintain a minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to A$1,000,000 upon signing of such agreement without shareholder approval.

The foregoing description of the Variation Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is attached hereto as Exhibit 10.1.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Nova Minerals Limited dated September 20, 2024, titled “Nova Minerals Limited Provides an Update on the RPM Feasibility Study and Variation to the Nebari Convertible Facility.”

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Variation Agreement
99.1	Press Release, dated September 20, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: September 20, 2024	By:	/s/ Craig Bentley

	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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